Incorporated in Bermuda

Validus Holdings, Ltd.

This is to certify that

is / are the registered shareholders of:

No. of Shares	Type of Share	Par Value
	Voting Common Shares	**US$ 0.1750**
Date of Record	Certificate Number	% Paid
March 01, 2007		**100.00**

The above shares are subject to the Memorandum of Association and Bye-Laws of the Company and transferable in accordance therewith.

Given under the Common Seal of the Company

____________________ Director

____________________ Director / Secretary